Exhibit (a)(1)(J)

E-Mail to Option Holders Announcing the Company’s Extension of the

Expiration Date of the Tender Offer to October 29, 2013

Tender Offer extension: You still have time to take action

To: Global Dell Team Members with stock options under the 2012 and 2002 Dell Long-Term Incentive Plans

•	Dell is extending its offer to purchase your outstanding Dell stock options for cash in connection with the company’s proposed go-private transaction.

•	You can view the terms of the offer, and make your election, at www.delltenderoffer.com.

Today, Dell filed an amendment to its Tender Offer Statement on Schedule TO that extends the expiration date of the offer to purchase your options issued under the Dell Inc. 2012 Long-Term Incentive Plan (the “2012 Plan”) and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (the “2002 Plan”) in exchange for a cash payment. The tender offer period will now expire at 5:00 p.m., New York City time, on October 29, 2013. As of 5:00 p.m., New York City time, on October 24, 2013, options to purchase approximately 61,783,573 shares of Dell common stock had been tendered.

Option holders who have already tendered their options and do not wish to withdraw them do not need to take any further action. If you would like to participate in the offer and tender all of your outstanding options granted under our 2012 Plan and our 2002 Plan, you should either submit your tender election on-line at www.delltenderoffer.com or complete your tender election in paper form and return it to us in accordance with the procedures described in the offer to purchase, dated September 26, 2013, under “The Offer – 4. Procedures for Tendering Outstanding Options,” before the expiration of the offer at 5:00 p.m., New York City time, on October 29, 2013. Only tender elections that are complete, submitted and actually received by the extended deadline will be accepted. Any previously-tendered options may be withdrawn at any time before the extended deadline.

If you have any questions about the offer, experience technical difficulties with the tender offer website, need assistance in submitting a paper election form, or would like to receive a paper copy of the offer to purchase and the accompanying documents, please e-mail contactus@delltenderoffer.com or call the Dell Offer to Purchase Service Center at 800-752-2702 (U.S.) or +1-857-362-5936 (International). Representatives are available to help you Monday through Friday from 8:00 a.m. to 10:00 p.m., New York City time, excluding U.S. holidays.

This notice does not constitute the offer to purchase. The full terms of the offer are described in (a) the Offer to Purchase for Cash Outstanding Options to Purchase Common Stock Under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan, (b) the tender election form, (c) the withdrawal election form and (d) the other documents accompanying the offer to purchase. These documents were filed by Dell with the U.S. Securities and Exchange Commission on September 26, 2013, with its Tender Offer Statement on Schedule TO, and can be accessed through the U.S. Securities and Exchange Commission’s website at www.sec.gov.